Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

						Six Months Ended Jun 30,
	2011	2012	2013	2014	2015	2015	2016
Income (loss) from continuing operations before income taxes	$925	$1,437	$2,087	$1,837	$1,600	$767	$489
Add: Fixed charges	2,404	2,565	2,213	2,066	2,077	1,030	1,167

Total earnings	$3,329	$4,002	$4,300	$3,903	$3,677	$1,797	$1,656

Interest expense	$2,401	$2,561	$2,210	$2,063	$2,074	$1,029	$1,165
Rental expense, net of income	3	4	3	3	3	1	2

Total fixed charges	2,404	2,565	2,213	2,066	2,077	1,030	1,167
Preferred stock dividends	28	31	31	10	—	—	—

Total fixed charges and preferred stock dividends	$2,432	$2,596	$2,244	$2,076	$2,077	$1,030	$1,167

Ratio of earnings to fixed charges(1)	1.38	1.56	1.94	1.89	1.77	1.74	1.42

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.37	1.54	1.92	1.88	1.77	1.74	1.42

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.